Exhibit (4)(k)
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ENDORSEMENTS

(Only we can endorse this contract.)

This endorsement is attached to and made a part of this contract on the contract date:

The following paragraphs are added to the provision entitled DEATH OF ANNUITANT under the heading Before the Annuity Date.

As of the sixth contract anniversary, we will compare the contract fund and minimum proceeds. Whichever amount is greater will become the minimum proceeds as of that contract anniversary.

Minimum proceeds after the sixth contract anniversary will increase by invested purchase payments as they are made; if a withdrawal is made, minimum proceeds will decrease in the same proportion as the withdrawal decreases the contract fund.

The Prudential Insurance Company of America,

By   Dorothy K. Light
            Secretary